TO:
THE MEMBERS OF THE BOARD OF DIRECTORS
  OF DANA CORPORATION
c/o Michael J. Burns,
Chairman, President, and Chief Executive Officer
Dana Corporation
4500 Dorr Street
Toledo, Ohio 43615

Ladies and Gentlemen:

As you know, Appaloosa is the largest shareholder of Dana Corporation. As reflected in our Schedule 13D on file with the SEC, we own almost 15% of Dana's issued and outstanding shares of common stock.

We understand that the Board of Directors, without approval by shareholders or the Bankruptcy Court overseeing Dana's chapter 11 case, purported to extend until July 2016 Dana's Rights Agreement, dated as of April 25, 1996, even though the Rights were to have expired on July 25, 2006, several months after Dana filed its bankruptcy petition. In the interests of all of Dana's stakeholders, without accepting that the Rights Agreement was properly extended without bankruptcy court approval, we request that either the Board terminate/cancel the Rights Agreement or at least make it inapplicable to shareholders working together to construct or propose an alternative to management's pending Plan of Reorganization.

Under present circumstances, the Rights Agreement presents an impediment to equity holders who wish to organize and otherwise act in a fashion consistent with protecting their interests in the Company's Chapter 11 case. Moreover, as Appaloosa may wish to sponsor an alternate Plan of Reorganization to management's pending proposal, the Rights Agreement impairs our ability to work with other interested shareholders to construct such an alternative. As any such proposal, necessarily, would be subject to bankruptcy court oversight and approval, there is no reason the Rights Agreement should prevent such activities.

We trust revoking or amending the Rights Agreement should not be controversial or problematic as doing so would be consistent with the Board's duty to act in the best interests of its stakeholders and otherwise demonstrates sound business judgment designed to enhance Dana's estate value. Along the same lines, we would ask the Board to ensure that Appaloosa, or any other parties-in-interest, be afforded timely access to a full and complete package of information - which is necessary in order to make a competitive proposal.

Sincerely,

Appaloosa Management L.P.